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Exhibit 12.1

Legacy Reserves LP
Computation of Ratios of Earnings to Fixed Charges and
Preferred Securities Distributions
(in thousands, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Income (loss) before income taxes	$(15,368)	$(34,623)	$69,733	$73,091	$11,346	$(92,277)
Equity in (income) loss of equity method investee	(183)	(559)	(111)	(138)	(97)	(31)
Distributed income of equity method investee	204	861	—	—	—	—

Income (loss) from operations before income taxes	$(15,347)	$(34,321)	$69,622	$72,953	$11,249	$(92,308)

Fixed Charges
Interest expensed	$29,479	$51,097	$21,140	$18,981	$16,415	$15,366
Amortization of debt issuance costs	2,111	3,780	1,626	1,528	2,023	1,646
Estimated portion of rental expense attributable to interest	118	231	148	134	112	59

Total fixed charges	$31,708	$55,108	$22,914	$20,643	$18,550	$17,071

Earnings available for fixed charges	$16,361	$20,787	$92,536	$93,596	$29,799	$(75,237)

Ratio of earnings to fixed charges	(3)	(1)	4.04x	4.53x	1.61x	(2)

Total fixed charges	$31,708	$55,108	$22,914	$20,643	$18,550	$17,071
Preferred distributions	2,194	—	—	—	—	—

Total fixed charges including preferred distributions	$33,902	$55,108	$22,914	$20,643	$18,550	$17,071

Ratio of earnings to fixed charges and preferred distributions	(4)	(1)	4.04x	4.53x	1.61x	(2)

(1)
Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $34.321 million. No preferred distributions were paid during this period.

(2)
Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $92.308 million. No preferred distributions were paid during this period.

(3)
Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $15.347 million.

(4)
Earnings were insufficient to cover fixed charges and preferred distributions, and fixed charges and preferred distributions exceeded earnings by approximately $17.541 million.

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  Exhibit 12.1
Legacy Reserves LP Computation of Ratios of Earnings to Fixed Charges and Preferred Securities Distributions (in thousands, except ratios)